EXHIBIT 21.1

Subsidiaries of the Company

Name of Significant Subsidiary	Jurisdiction of Incorporation	Portion of Ownership Interests
Ocean Hope Shipping Company Ltd.	Malta	100%
Mote Shipping Ltd.	Malta	100%
Statesman Shipping Ltd.	Malta	100%
Trans Continent Navigation Ltd.	Malta	100%
Trans State Navigation Ltd.	Malta	100%
Vintage Marine S.A.	Marshall Islands	100%
Bora Limited	British Virgin Islands	100%
Ermina Marine Ltd.	Marshall Islands	100%
Jubilee Shipholding S.A.	Marshall Islands	100%
Dynamic Maritime Co.	Marshall Islands	100%
Olympic Galaxy Shipping Ltd.	Marshall Islands	100%
AMT Management Ltd.	Marshall Islands	100%